                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-25751

                           NOTIFICATION OF LATE FILING

         (Check One):  [ X ] Form 10-K  [  ]  Form 11-K  [  ] Form 20-F         [  ]  Form 10-Q
[  ]  Form N-SAR

For Period Ended:      December 31, 2002

[  ]  Transition Report on Form 10-K                          [  ] Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F                          [  ] Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:

         Read attached instruction sheet before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the  notification  relates  to a portion  of the filing  checked  above,  identify  the  Item(s) to which the  notification relates:

                                           Part I.  Registrant Information

Full name of registrant      American Safety Insurance Group, Ltd.

Former name if applicable

Address of principal executive office (Street and number)

        44 Church Street

City, State and Zip Code     Hamilton, Bermuda  HMHX

                                          Part II.  Rule 12b-25 (b) and (c)

         If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief pursuant to
Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

[X]      (a) The  reasons  described  in  reasonable  detail in Part III of this  form  could not be  eliminated  without  unreasonable effort or expense;

[X]      (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K,  20-F,  11-K or Form N-SAR,  or portion thereof will be filed on or before the 15th calendar day following the  prescribed due date; or the subject  quarterly  report or  transition  report on Form 10-Q,  or portion  thereof  will be filed on or before the fifth  calendar  day  following  the prescribed due date; and

[   ]    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                Part III.  Narrative

         State below in reasonable  detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition  report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

         The sole reason for  obtaining  the  extension  was the  registrant's  recent  receipt of an Order from the  Circuit  Court of
Volusia  County  limiting the height of the buildings and resulting  number of units of the  registrant's  Harbour  Village  project in
Ponce Inlet, Florida and the registrant's need to fully analyze the Court's ruling prior to filing its Form 10-K.

                                             Part IV.  Other Information

         (1)      Name and telephone number of person to contact in regard to this notification.

  W. Brinkley Dickerson, Jr.                                   404                            885-3822
         (Name)                                               (Area Code)       (Telephone Number)

         (2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section
30 of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that the  registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                                                                   [X]  Yes  [ ] No

         (3)      Is it anticipated  that any significant  change in results of operations from the  corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                   [X]  Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

       American Safety Insurance Group, Ltd.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date             March 27, 2003                               By   /s/ Fred J. Pinckney
                                                                       Fred J. Pinckney
                                                                       General Counsel